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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 0 4 2014

Washington DC
404

SEC FILE NUMBER
8- 52447

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIATI CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 STATE STREET, 3RD FLOOR

                                (No. and Street)

NEW YORK	NEW YORK	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IFTIKHAR A. DAR   (516) 792-5392

                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IFTIKHAR A. DAR, CPA

                        (Name – if individual, state last, first, middle name)

145 S. FRANKLIN AVENUE, SUITE 101	VALLEY STREAM	NEW YORK	11580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _MICHAEL W. GEFFRARD_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LIATI CAPITAL, LLC , as
of _DECEMBER 31_ , 20_13_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIATI CAPITAL, LLC

Statement of Financial Condition

As of

December 31, 2013

&

For the year then ended

IFTIKHAR A. DAR, CPA
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS
145 SOUTH FRANKLIN AVE., SUITE 101, VALLEY STREAM, NY 11580

I F T I K H A R A . D A R , C P A
C E R T I F I E D P U B L I C A C C O U N T A N T S
& B U S I N E S S C O N S U L T A N T S

145 SOUTH FRANKLIN AVE., SUITE 101, VALLEY STREAM, NY 11580
TEL: (516) 792-5392   EMAIL: IFTIDARCPA@AOL.COM   FAX: (516) 792-5395

To The Members of
Liati Capital, LLC

INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying statement of financial condition of Liati Capital, LLC as of December 31, 2013 and the related statements of income, changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liati Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

New York, NY
February 12, 2014

Liati Capital, LLC
Statement of Financial Condition
As of December 31, 2013

ASSETS

CURRENT ASSETS:

Cash at bank	8,555
Total Current Assets	8,555
TOTAL ASSETS	8,555

LIABILITIES & MEMBERS' EQUITY

CURRENT LIABILITIES:

Accrued expenses	1,550
Total Current Liabilities	1,550

MEMBERS' EQUITY:

Members' capital	7,005
Total Members' Equity	7,005
TOTAL LIABILITIES & MEMBERS' EQUITY	8,555

See Accompanying Notes

(2)

IFTIKHAR A. DAR, CPA
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

1. SIGNIFICANT ACCOUNTING POLICIES

The Company derives its revenues from advisory and other consulting fees in connection with the private placement of limited partnership interests in general partnerships.

2. THE COMPANY

The Company was formed in New York in February, 1998. The Company provides financial advisory and consulting services primarily related to the private placement of limited partnership interests in general partnerships. Registration as a broker-dealer under the Securities Exchange Act of 1934 was effective January 2001. The Company is a limited liability company

The company operates under an expense sharing agreement with Liati Group, LLC, A New York Limited Liability Company. The expense sharing provides for Liati Group, LLC to pay all of the operating expenses of the Company, except for certain directly related expenses. As outlined in the expense sharing agreement, such payments are considered as capital contributions by the Liati Group, LLC. Due to changes in agreement, Liati Group, LLC owns 100% equity in the company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1 of the Securities & Exchange Act of 1934 which requires that the ratio of aggregated indebtedness to net capital, as defined, shall not exceed 15 to1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company's net capital and aggregate indebtedness, as defined, were $7,005 and $1,550 respectively. The net capital ratio was 22.13% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirement by $2,005.

4. The Company does not incur income taxes, instead, its earnings are included in the partners' income tax returns and taxed depending on their tax situations. The financial statements, therefore, do not include a provision for income taxes. Effective January 1, 2009, the Company adopted the provisions of FASB Interpretation No 48 ("FIN 48"), "Accounting for Uncertainties in Income Taxes-an interpretation of FASB Statement No. 109", now incorporated in ASC 740, which provide standards for establishing and classifying any tax provisions for uncertain tax positions. The adoption of FIN 48 did not have an effect on the Company's financial position as of December 31, 2013 or the Company's results of operations and cash flows for the year ended December 31, 2013. The Company is not subject to federal or state and local income tax.

IFTIKHAR A. DAR, CPA
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

5. Management depreciates equipments valued less than $2,500 fully in the year of purchase.

6. Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the balance sheet through February 12, 2014 the date the financial statements were available to be issued.

7. ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities & Exchange Commission, the Statement of Financial condition is available for examination at the Company's principal place of business, 17 State Street, Third Floor, New York, NY, and at the regional office of the Commission located at 3 World Financial Center, Suite 400, New York, NY.

IFTIKHAR A. DAR, CPA
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS